July 26, 2019

J.C. Butler, Jr.
President and Chief Executive Officer
NACCO Industries, Inc.
5875 Landerbrook Drive
Suite 220
Cleveland, OH 44124-4069

       Re: NACCO Industries, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 6, 2019
           File No. 001-09172

Dear Mr. Butler:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications
cc:    Elizabeth Loveman, Vice President and Controller